Date: April 5, 2018	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: Each Securities Commission or Securities Regulatory Authority in each of the Provinces of Canada Toronto Stock Exchange
Subject: ELDORADO GOLD CORPORATION
Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	May 7, 2018
Record Date for Voting (if applicable) :	May 7, 2018
Beneficial Ownership Determination Date :	May 7, 2018
Meeting Date :	June 21, 2018
Meeting Location (if available) :	Hotel Vancouver, 900 West Georgia Street, Vancouver BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	284902103	CA2849021035

Sincerely, Computershare Agent for ELDORADO GOLD CORPORATION